

Mail Stop 4631

December 28, 2017

Via E-Mail
Mr. Nicholas Kovacevich
Chairman and Chief Executive Officer
Kush Bottles, Inc.
1800 Newport Circle
Santa Ana, CA 92705

>   **Re: Kush Bottles, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 5, 2017**
>   **File No. 333-221910**
>   **Annual Report on Form 10-K**
>   **for the fiscal year ended August 31, 2017**
>   **Filed November 28, 2017**
>   **File No. 0-55418**

Dear Mr. Kovacevich:

We reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

<u>S-3</u>

General

1. Explain the meaning of any abbreviation or acronym when introduced in the registration statement. For example, refer to "BPA-free" on page 1 and "NRS" on page 24.

Exhibits 5.2 and 23.2

2. Revise the consent to include the use of the name of the firm of Holley Driggs Walch Fine Wray Puzey & Thompson, LTD under "Legal Matters" on page 40 in the registration statement.

10-K

Sources and Availability of Products, page 6; Note 3 – Concentrations of Risk, Supplier Concentration, page F-19

3. Disclosure states that two vendors accounted for 22% and 24% of total inventory purchases for the years ended August 31, 2017 and August 31, 2016. In future filings, identify your principal suppliers in the business section. See Item 101(h)(4)(v) of Regulation S-K.

Recent Sales of Unregistered Securities, page 20

4. In future filings, for any securities sold otherwise than for cash, state the value of the securities that you issued. For example, disclosure states that you granted 29,796 shares of your common stock for services subsequent to August 31, 2017 and through the date of this filing. See Item 701(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Tracie Towner Mariner, Staff Accountant, at (202) 551-3744 or Jenn Do, Staff Accountant, at (202) 551-3743 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
Josef B. Volman, Esq.
Chad J. Porter, Esq.
Burns & Levinson LLP
125 Summer Street
Boston, MA 02110